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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                           FOR THE MONTH OF JUNE, 2002

                        GULF INDONESIA RESOURCES LIMITED
             (Exact name of Registrant as specified in its charter)
                         COMMISSION FILE NUMBER 1-14698

                              NEW BRUNSWICK, CANADA
         (State or other jurisdiction of incorporation or organization)

    20th-24th Floor, Wisma 46 - Kota BNI, Jalan Jenderal Sudirman Kavling 1,
                            Jakarta, Indonesia 10220
                    (Address of principal executive offices)

       Registrant's telephone number, include area code: (62-21) 574-2120

        Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F [ ]    Form 40-F [X]

      Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           GULF INDONESIA RESOURCES LIMITED
                                           (Registrant)


                                           By:  /s/ Paul C. Warwick
                                              --------------------------------
                                                Paul C. Warwick
                                                President and Chief Executive
                                                Officer

                                           Date: June 21, 2002
                                           Total number of sequential pages - 48
                                           Exhibit Index appears on page 2


                                  Page 1 of 48
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                                  COMPANY NAME
                           FORM 6-K FOR JUNE 21, 2002



1.    Exhibit Index
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      Material Change Report                           p. 3









                                  Page 2 of 48